January 2012 Pricing Sheet dated January 25, 2012 relating to Preliminary Terms No. 49 dated January 17, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due January 30, 2017
Based on the Performance of the S&P 500® Index

PRICING TERMS – JANUARY 25, 2012
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,987,100
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	January 25, 2012
Original issue date:	January 30, 2012 (3 business days after the pricing date)
Maturity date:	January 30, 2017
Early redemption:
If, on any of the first four annual redemption determination dates, the determination closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the third business day following the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related redemption determination date (which is also a coupon determination date).

Determination closing value:	The closing value of the underlying index on any redemption or coupon determination date other than the final determination date
Redemption determination dates:
January 25, 2013, January 25, 2014, January 25, 2015, January 25, 2016 and January 25, 2017, subject to postponement for non-index business days and certain market disruption events.  We also refer to January 25, 2017 as the final determination date.  Each of the redemption determination dates is also a coupon determination date.

Contingent quarterly payment:
•      If, on any coupon determination date, the determination closing value or the final index value, as applicable, is greater than or equal to the coupon barrier level, we will pay a contingent quarterly payment of $0.225 (2.25% of the stated principal amount) per security on the related contingent payment date.

•      If, on any coupon determination date, the determination closing value or the final index value, as applicable, is less than the coupon barrier level, no contingent quarterly payment will be made with respect to that coupon determination date.

Coupon determination dates:
April 25, 2012, July 25, 2012, October 25, 2012, January 25, 2013, April 25, 2013, July 25, 2013, October 25, 2013, January 25, 2014, April 25, 2014, July 25, 2014, October 25, 2014, January 25, 2015, April 25, 2015, July 25, 2015, October 25, 2015, January 25, 2016, April 25, 2016, July 25, 2016, October 25, 2016, and January 25, 2017. We also refer to January 25, 2017 as the final determination date.

Contingent payment dates:
With respect to each coupon determination date other than the final determination date, the third business day after the related coupon determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final index value is greater than or equal to the coupon barrier level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final index value is less than the coupon barrier level but greater than or equal to downside threshold level:	the stated principal amount

	• If the final index value is less than the downside threshold level:	(i) the stated principal amount times (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value
Coupon barrier level:	1,060.84, which is equal to 80% of the initial index value
Downside threshold level:	795.63, which is equal to 60% of the initial index value
Initial index value:	1,326.05, which is the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the final determination date
CUSIP:	61760T355
ISIN:	US61760T3555
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10.00	$0.30	$9.70
Total	$1,987,100	$59,613	$1,927,487

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 49 dated January 17, 2012
Product Supplement for Auto-Callable Securities dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.